Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-204173 and 333-277536 on Form S-8 of our report dated March 2, 2026 relating to the consolidated financial statements of Tower Semiconductor Ltd appearing in this Report on Form 6-K of Tower Semiconductor Ltd filed on March 2, 2026.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 2, 2026